SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2007 CORPORATE EVENTS CALENDAR
(updated September 25, 2007)

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Rua Gomes de Carvalho, 1629, Vila Olímpia, São Paulo, SP, Brazil, 05457-006
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Richard F. Lark, Jr. E-mail: ri@golnaweb.com.br Telephone: 55 11 3169-6800 Fax: 55 11 3045-9177
Responsible for Investor Relations Area	Name: Richard F. Lark, Jr. E-mail: ri@golnaweb.com.br Telephone: 55 11 3169-6800 Fax: 55 11 3045-9177
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2006
Event	Date
Accessible to Stockholders	01/31/2007
Publication	01/31/2007
Submission to BOVESPA	01/30/2007

Standardized Financial Statement (DFP), as of 12/31/2006
Event	Date
Submission to BOVESPA	01/30/2007

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance with international standards, as of 12/31/2006
Event	Date
Submission to BOVESPA	01/30/2007

Cash Payments from net income from the fiscal year ended on 12/31/2006
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Payment Date
Interest on Capital (JCP) Dividends Interest on Capital (JCP) Interest on Capital (JCP) Dividends Interest on Capital (JCP) Dividends	BDM of 3/9/2006 BDM of 4/20/2006 BDM of 6/16/2006 BDM of 9/15/2006 BDM of 10/27/2006 BDM of 12/13/2006 BDM of 1/29/2006	R$684,472 R$684,472 R$684,472 R$684,472 R$684,472 R$684,472 R$684,472	R$0.18 R$0.04 R$0.16 R$0.15 R$0.17 R$0.14 R$0.08	05/23/2006 05/23/2006 08/15/2006 11/14/2006 12/26/2006 2/9/2007 03/26/2007

Annual Financial Statements – IAN, as of 12/31/2006
Event	Date
Submission to BOVESPA	05/24/2007

Quarterly Financial Statements – ITR
Event	Date
Submission to BOVESPA Referring to 1st quarter 2007 Referring to 2nd quarter 2007 Referring to 3rd quarter 2007	04/20/2007 08/08/2007 10/25/2007

Quarterly Financial Statements in English or in accordance with international standards
Event	Date
Submission to BOVESPA Referring to 1st quarter 2006 Referring to 2nd quarter 2006 Referring to 3rd quarter 2006	04/20/2007 08/09/2007 10/25/2007

Ordinary Shareholders Meeting
Event	Date
Publication of Availability of Information	01/31/2007 02/01/2007 02/02/2007
Publication of the Call Notice	04/10/2007 04/11/2007 04/12/2007
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04/10/2007
Ordinary Shareholders Meeting	04/27/2007
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04/27/2007

Public Meetings with Analysts
Event	Date
APIMEC SP - Public Meeting with Analysts and Investors, open to the public	04/20/2007
NYSE - Public Meeting with Analysts and Investors, open to the public	06/22/2007
GOL DAY - Public Meeting with Analysts and Investors, open to the public	11/19/2007

Conference Call (to discuss quarterly results in US GAAP)
Event	Date
4Q06 and 2006 Results	01/30/2007
1Q07 Results	04/20/2007
2Q07 Results	08/09/2007
3Q07 Results	10/26/2007

Board of Directors Meeting
Event	Date
Board of Directors Meeting – Approval of 2006 Financial Statements	01/29/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	01/29/2007
Event	Date
Board of Directors Meeting – Homologation of the increase of capital of the Company and other matters of corporate interest	03/16/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03/16/2007
Event	Date
Board of Directors Meeting - Approval of 1Q07 Financial Results	04/18/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	04/18/2007
Event	Date

Board of Directors Meeting - Committees Presentation and Current Policies	06/14/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06/14/2007
Event	Date
Board of Directors Meeting -Approval of 2Q07 Financial Results	08/06/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	08/06/2007
Event	Date
Board of Directors Meeting - Approval of 3Q07 Dividends	09/25/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	09/25/2007
Event	Date
Board of Directors Meeting - Approval of 3Q07 Financial Results	10/17/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	10/17/2007
Event	Date
Board of Directors Meeting - Approval of 2008 Budget	12/11/2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	12/11/2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.